Filed by Finance of America Equity Capital LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Finance of America Equity Capital LLC (SEC File No.:      132-02838)

Date: March 2, 2021

The following press release was issued by Finance of America Equity Capital LLC on March 2, 2021.

FINANCE OF AMERICA REPORTS FOURTH QUARTER AND FULL YEAR 2020 RESULTS

– Full Year Pre-Tax Income and Adjusted EBITDA Exceed Previously Increased Guidance –

– Funded Volume Grew 7% From Prior Quarter and 70% in 2020 –

– Investor Call Scheduled For Tuesday, March 2, 2021 At 5:00 pm Eastern Time –

Irving, TX (March 2, 2021): Finance of America Companies, (“Finance of America”) which intends to merge in a business combination with Replay Acquisition Corp. (NYSE: RPLA) (“Replay Acquisition”) that will result in Finance of America becoming a publicly-listed company, reported fourth quarter and full year results for the period ended December 31, 2020. Finance of America is a diversified, vertically integrated consumer lending platform operating in three lending segments: Mortgage Originations, Reverse Originations, Commercial Originations, and two non-lending segments: Lender Services and Portfolio Management.

Fourth Quarter 2020 Highlights

•	Total funded volume grew 7% to $9.77 billion, compared to $9.17 billion in the prior quarter
•	Total net rate lock volume came in at $7.86 billion, compared to $9.29 billion in the prior quarter
•	Total revenues were $539 million, compared to $605 million in the prior quarter
•	Pre-tax net income totaled $153 million, compared to $242 million in the prior quarter
•	Adjusted EBITDA* totaled $174 million, compared to $235 million in the prior quarter

Full Year 2020 Highlights

•	Total funded volume increased 70% to $32.63 billion, compared to $19.16 billion in 2019
•	Total net rate lock volume grew 83% to $30.16 billion, compared to $16.52 billion in 2019
•	Total revenues rose 101% to $1.80 billion, compared to $894 million in 2019
•	Pre-tax net income grew 541% to $500 million, compared to $78 million in 2019
•	Adjusted EBITDA* increased 381% to $597 million, compared to $124 million in 2019
•	Adjusted EBITDA of $597 million exceeded high-end of previously increased guidance of $565 million

*See reconciliation of Adjusted EBITDA to Net income before taxes.

“Finance of America delivered on all fronts as strong fourth quarter results drove record full-year performance beating the high-end of our upwardly revised guidance,” stated Patricia Cook, CEO of Finance of America. “Our central tenet is to engage in businesses that complement one another, with a broadly diversified platform to generate sustainable growth across economic cycles and capitalize on tailwinds as they present themselves. Persistent low interest rates facilitated record mortgage originations volumes and margins, while other segments continued to gain traction and perform well. Our Portfolio Management business invested in its first MSRs fund last quarter, and we continue to launch new products and extend Reverse and Commercial Originations footprints. Finally, as we near the milestone of becoming a public company, our team remains energized to continue to deliver market leading results while driving shareholder value.”

Fourth Quarter Financial Summary

($ amounts in millions)	Q4'20	Q3'20	Variance (%) Q4'20 vs Q3'20	Q4'19	Variance (%) Q4'20 vs Q4'19	FY 2020	FY 2019	Variance (%) 2020 vs 2019
Funded volume	9,769	9,170	7%	6,029	62%	32,626	19,159	70%
Net rate lock volume(1)	7,855	9,286	-15%	3,972	98%	30,157	16,524	83%
Total revenue	539	605	-11%	250	116%	1,797	894	101%
Total expenses	386	362	7%	235	64%	1,297	816	59%
Pre-tax net income	153	242	-37%	15	920%	500	78	541%
Net income	153	242	-37%	15	920%	498	77	547%
Adjusted EBITDA(3)	174	235	-26%	23	657%	597	124	381%
Mortgage originations margin(2)	4.31%	4.39%	-2%	3.08%	40%	3.88%	2.80%	39%

(1)	Net rate lock volume relates only to the Mortgage Originations segment

(2)	Calculated for each period as Gain on sale of mortgage loans, net and other income related to the origination of mortgage loans held for sale, net divided by Net rate lock volume.

(3)	See reconciliation of Adjusted EBITDA to Net income before taxes.

Discussion of Fourth Quarter 2020 Results:

•	Pre-tax net income totaled $153 million for the quarter and $500 million for the year 2020, compared to $15 million and $78 million in the prior year periods, respectively.

•	Generated record origination volume of $9,769 million (funded volume) and $7,855 million (net lock volume), as well as continuing strong gain-on-sale margins.

•	Successfully resumed Commercial Originations in June 2020 with strong market response and growth driving profitability in the fourth quarter.

•	Completed two asset securitizations in Portfolio Management segment for $555 million during the fourth quarter and ten asset securitizations for $3,270 million during 2020, including non-agency reverse mortgage, rehab/construction commercial loans and HECM buyout loans.

Balance Sheet Highlights

($ amounts in millions)	December 31, 2020	December 31, 2019	Variance (%) 2020 vs 2019
Cash and cash equivalents	233	118	97%
Total assets	19,565	16,584	18%
Total liabilities	18,771	15,913	18%
CRNCI	166	188	-12%
Members' equity	628	483	30%

•	Cash and cash equivalents excluding restricted cash grew 97% to $233 million.

•	Total assets and liabilities grew $2,981 million and $2,858 million, respectively, during 2020 primarily as a result of the growth in our mortgage loans held for sale and related interest-rate lock pipeline of $1,048 million and securitized mortgage loans held for investment of $2,334 million. Increases in these assets were partially offset by a reduction in unsecuritized loans held for investment of $683 million.

•	Retained or purchased mortgage servicing rights (MSRs) grew by $178 million during 2020.

•	Completed issuance of $350 million in senior unsecured notes due in 2025.

•	Equity, including CRNCI (Contingently Redeemable Noncontrolling Interest), increased $123 million in 2020 primarily as a result of $498 million of net income partially offset by member distributions.

Segment Results

Mortgage Originations

The Mortgage Originations segment generates revenue through fee income from loan originations and gain on sale of mortgage loans into the secondary market.

($ amounts in millions)	Q4'20	Q3'20	Variance (%) Q4'20 vs Q3'20	Q4'19	Variance (%) Q4'20 vs Q4'19	FY 2020	FY 2019	Variance (%) 2020 vs 2019
Funded volume	8,808	8,454	4%	4,440	98%	29,064	15,437	88%
Net rate lock volume	7,855	9,286	-15%	3,972	98%	30,157	16,524	83%
Total revenue	367	444	-17%	143	157%	1,292	527	145%
Mortgage originations margin	4.31%	4.39%	-2%	3.08%	40%	3.88%	2.80%	39%
Pre-tax net income	129	204	-37%	2	6,350%	460	20	2,200%

•	Produced record originations of $8,808 million (funded volume) and $7,855 million (net rate lock volume) and pre-tax net income of $129 million during the fourth quarter. Pre-tax earnings were up meaningfully compared to the prior year quarter, while the sequential decline was largely a function of lower net rate lock volume.

•	Full year 2020 funded volume grew 88% and net rate lock volume increased 83% compared to the prior year.

•	Pre-tax net income of $460 million for the year was up considerably compared to $20 million in 2019.

•	Growth in segment profitability has been a function of the overall robust mortgage market as well as increased gain on sale margins and Company productivity.

Reverse Originations

The Reverse Originations segment generates revenue and earnings in the form of net origination gains and origination fees earned on the origination of reverse mortgage loans.

($ amounts in millions)	Q4'20	Q3'20	Variance (%) Q4'20 vs Q3'20	Q4'19	Variance (%) Q4'20 vs Q4'19	FY 2020	FY 2019	Variance (%) 2020 vs 2019
Funded volume	655	626	5%	686	-5%	2,707	2,487	9%
Total revenue	55	49	12%	37	49%	194	145	34%
Pre-tax net income	33	24	38%	13	154%	107	65	65%

•	Reverse Originations generated pre-tax net income of $33 million during the fourth quarter compared to $24 million in the prior quarter and $13 million in the prior-year period.

•	With funded volume increasing 9% in 2020, pre-tax net income was up 65% compared to full year 2019 levels due to improved margins in the segment.

Commercial Originations

The Commercial Originations segment provides business purpose lending solutions for residential real estate investors. The Commercial Originations segment generates revenue and earnings in the form of net origination gains and origination fees earned on the origination of mortgage loans.

($ amounts in millions)	Q4'20	Q3'20	Variance (%) Q4'20 vs Q3'20	Q4'19	Variance (%) Q4'20 vs Q4'19	FY 2020	FY 2019	Variance (%) 2020 vs 2019
Funded volume	307	90	241%	400	-23%	855	1,235	-31%
Total revenue	13	5	160%	21	-38%	37	67	-45%
Pre-tax net income (loss)	1	(2)	100%	5	-80%	(4)	15	-127%

•	Commercial Originations temporarily suspended loan originations in March 2020 as a result of market uncertainty during the initial stages of the COVID-19 pandemic. Loan originations resumed in June and grew steadily through the remainder of the year.

•	Funded volume increased 241% sequentially in the fourth quarter, while pre-tax net income of $1 million marked the return of the Commercial Originations segment to profitability.

Portfolio Management

The Portfolio Management segment generates revenue and earnings in the form of gain on sale of loans, fair value gains, interest income, servicing income, fees for underwriting, advisory and valuation services and other ancillary fees.

($ amounts in millions)	Q4'20	Q3'20	Variance (%) Q4'20 vs Q3'20	Q4'19	Variance (%) Q4'20 vs Q4'19	FY 2020	FY 2019	Variance (%) 2020 vs 2019
Assets under management	16,896	16,639	2%	15,056	12%	16,896	15,056	12%
Total revenue	38	42	-10%	25	52%	69	73	-5%
Pre-tax net income (loss)	8	19	-58%	5	60%	(22)	9	-344%

•	Assets under management grew $257 million compared to the prior quarter as a result of growth in retained reverse mortgage loans and MSR.

•	Completed the formation of the Company’s first managed MSR fund.

•	Year-to-date revenue and pre-tax net income decreased from the prior year due to fair value adjustments on loans and securities held for investment.

Lender Services

The Lender Services business generates revenue and earnings in the form of fees. Lender Services supports over 1,000 third party clients across the lending industry.

($ amounts in millions)	Q4'20	Q3'20	Variance (%) Q4'20 vs Q3'20	Q4'19	Variance (%) Q4'20 vs Q4'19	FY 2020	FY 2019	Variance (%) 2020 vs 2019
Total revenue	66	53	25%	31	113%	205	110	86%
Pre-tax net income	4	8	-50%	1	300%	20	5	300%

•	The Lender Services segment earned $4 million during the fourth quarter primarily as a result of strong title agency and underwriting revenue along with increased activity in our MSR brokerage and advisory business.

•	Full year pre-tax net income increased 300% over 2019 making 2020 our strongest year in history for Lender Services. Our strategic additions of new business lines combined with the onboarding of new third party customers across our businesses facilitated record top-line growth.

Reconciliation to GAAP:

($ amounts in millions)	Q4'20	Q3'20	Q4'19	FY 2020	FY 2019
Net income before taxes	153	242	15	500	78
Adjustments for:
Change in fair value of loans and securities HFI	(4)	(17)	2	50	20
Interest expense on non-funding debt	5	-	1	8	3
Depreciation, amortization, and other impairments	4	2	3	11	9
Other fair value adjustments on earnouts	3	-	(3)	3	(2)
Shared based compensation	-	-	-	-	3
Change in fair value of minority investments	6	-	-	6	(2)
Certain non-recurring costs	7	8	5	19	15
Adjusted EBITDA	174	235	23	597	124

Finance of America Equity Capital LLC and Subsidiaries

Consolidated Statements of Financial Position

(Amounts in $000s)

	12/31/2020	12/31/2019
	(unaudited)
ASSETS
Cash and cash equivalents	$233,101	$118,083
Restricted cash	306,262	264,581
Reverse mortgage loans held for investment, subject to HMBS obligations, at fair value	9,929,163	9,480,504
Mortgage loans held for investment, subject to nonrecourse debt, at fair value	5,396,167	3,511,212
Mortgage loans held for investment, at fair value	730,821	1,414,073
Mortgage loans held for sale, at fair value	2,222,811	1,251,574
Debt securities, at fair value	10,773	114,701
Mortgage servicing rights, at fair value	180,684	2,600
Derivative assets, at fair value	92,065	15,553
Fixed assets and leasehold improvements, net	24,512	26,686
Goodwill	121,233	121,137
Intangible assets, net	16,931	18,743
Due from related parties	2,559	2,814
Other assets, net	298,073	241,840
Total Assets	$19,565,155	$16,584,101

LIABILITIES
HMBS related obligations, at fair value	$9,788,668	9,320,209
Nonrecourse debt, at fair value	5,257,754	3,490,196
Other secured lines of credit	2,973,743	2,749,413
Payables and accrued liabilities	414,146	326,176
Notes payable	336,573	27,313
Total Liabilities	18,770,884	15,913,307

CRNCI	166,231	187,981
Members’ equity	628,040	482,813
Total Liabilities, CRNCI and Members’ Equity	$19,565,155	$16,584,101

Finance of America Equity Capital LLC and Subsidiaries

Consolidated Statements of Operations

(Amounts in $000s)

	Three Months	Three Months	Twelve Months	Twelve Months
	12/31/2020	09/30/2020	12/31/2020	12/31/2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES
Gain on sale of mortgage loans, net and other income related to the origination of mortgage loans held for sale, net	$342,094	$407,926	$1,178,995	$464,308
Net fair value gains on mortgage loans and related obligations	90,060	95,955	311,698	329,526
Fee income	123,264	116,905	386,752	201,628
Net interest expense:
Interest income	12,969	9,937	42,584	37,323
Interest expense	(29,836)	(25,935)	(123,001)	(138,731)
Net interest expense	(16,867)	(15,998)	(80,417)	(101,408)
Total Revenues	538,551	604,788	1,797,028	894,054

EXPENSES
Salaries, benefits and related expenses	253,231	240,381	868,265	529,250
Occupancy, equipment rentals and other office related expenses	6,826	8,184	29,621	32,811
General and administrative expenses	125,301	113,804	398,885	254,414
Total Expenses	385,358	362,369	1,296,771	816,475

Net income before taxes	153,193	242,419	500,257	77,579

Provision for income taxes	770	808	2,344	949
Net income	152,423	241,611	497,913	76,630

CRNCI	1,210	(4,953)	(21,749)	21,707
Noncontrolling interest	198	276	1,274	511
Net income attributable to FOA Equity Capital LLC	$151,015	$246,288	$518,388	$54,412

Finance of America Equity Capital LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Equity

(Amounts in $000s)

	Members’ Equity	NC Interests	AOCI	Total
Balance at December 31, 2019	$482,719	$145	$(51)	$482,813
Net Income	518,388	1,274	-	519,662
Members contributions	7,500	104	-	7,604
Members distributions	(380,431)	(1,668)	-	(382,099)
Foreign currency translation	-	-	60	60
Balance at December 31, 2020	$628,176	$(145)	$9	$628,040

Webcast and Conference call

Management will host a webcast and conference call on Tuesday, March 2, 2021 at 5:00 pm ET to discuss the Company’s results for the fourth quarter ended December 31, 2020.

The conference call will be made available in the Investors section of the Company's website at https://www.financeofamerica.com/ and on Replay Acquisition’s website at https://www.replayacquisition.com/. To listen to a live broadcast, go to the site at least 15 minutes prior to the scheduled start time in order to register.

The conference call can also be accessed by the following dial-in information:

•	1-877-407-0784 (Domestic)
•	1-201-689-8560 (International)

Replay

A replay of the call will also be available on the Company's website approximately two hours after the live call through March 16, 2021. To access the replay, dial 1-844-512-2921 (United States) or 1-412-317-6671 (international). The replay pin number is 13716713. The replay can also be accessed on the investors section of the Company's website at https://www.financeofamerica.com/investors/ or Replay Acquisition’s website at https://www.replayacquisition.com/.

About Finance of America

Finance of America is a diversified, vertically integrated consumer lending platform. Product offerings include mortgages, reverse mortgages, and loans to residential real estate investors distributed across retail, third party network, and digital channels. In addition, Finance of America offers complementary lending services to enhance the customer experience, as well as capital markets and portfolio management capabilities to optimize distribution to investors. The company is headquartered in Irving, TX, and is supported by leading global asset manager, The Blackstone Group. www.financeofamerica.com

About Replay Acquisition

Founded by Edmond Safra, Gregorio Werthein and Gerardo Werthein, Replay Acquisition is a NYSE-listed blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses in industries that Replay Acquisition believes have favorable prospects and a high likelihood of generating strong risk-adjusted returns for its shareholders. These industries include consumer, telecommunications and technology, energy, infrastructure, financial services and real estate, among others. www.replayacquisition.com

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by Finance of America Companies Inc., a newly-formed holding company (“New Pubco”), with the U.S. Securities and Exchange Commission (“SEC”) that includes a proxy statement of Replay Acquisition that also constitutes a prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. Beginning on February 12, 2021, the definitive proxy statement/prospectus is being mailed to Replay Acquisition’s shareholders as of January 28, 2021, seeking any required shareholder approval. Shareholders will also be able to obtain copies of such documents, without charge at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com.

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition and Finance of America, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the NYSE following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Finance of America or New Pubco or Replay Acquisition may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the final prospectus of Replay Acquisition for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Replay Acquisition’s other filings with the SEC. Each of Replay Acquisition, Finance of America and New Pubco cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each of Replay Acquisition, Finance of America and New Pubco cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America and New Pubco does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Non-GAAP Financial Measures

We define Adjusted EBITDA as earnings before change in fair value of loans and securities held for investment due to market or model assumption changes, interest on non-funding debt, depreciation, amortization and other impairments, other fair value adjustments on earnouts, share-based compensation, change in fair value of minority investments and certain non-recurring costs. We manage our Company by each of our operating and non-operating segments: Loan Originations (made up of Forward, Reverse, and Commercial Originations segments), Portfolio Management, Lender Services and Corporate and Other. We evaluate the performance of our segments through the use of Adjusted EBITDA as a non-GAAP measure. Management considers Adjusted EBITDA important in evaluating our business segments and the Company as a whole. Adjusted EBITDA is a supplemental metric utilized by our management team to assess the underlying key drivers and operational performance of the continuing operations of the business and our operating segments. In addition, analysts, investors, and creditors may use these measures when analyzing our operating performance. Adjusted EBITDA is not a presentation made in accordance with GAAP and our use of this measure and term may vary from other companies in our industry.

Adjusted EBITDA provides visibility to the underlying operating performance by excluding the impact of certain items, including income taxes, interest expense on non-funding debt, depreciation of fixed assets, amortization of intangible assets and other impairments, share-based compensation, changes in fair value of loans and securities held for investment due to market or model assumption changes, change in fair value of minority investments, and other non-recurring costs that management does not believe are representative of our core earnings. Adjusted EBITDA may also include other adjustments, as applicable based upon facts and circumstances, consistent with our intent of providing a supplemental means of evaluating our operating performance.

Adjusted EBITDA should not be considered as an alternate to (i) net income (loss) or any other performance measures determined in accordance with GAAP or (ii) operating cash flows determine in accordance with GAAP. Adjusted EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. The Company’s definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

Contacts:

For Finance of America Media: pr@financeofamerica.com

For Finance of America Investor Relations: ir@financeofamerica.com

For Replay Acquisition Corp.: info@replayacquisition.com

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by Finance of America Companies Inc., a newly-formed holding company (“New Pubco”), with the U.S. Securities and Exchange Commission (“SEC”) that includes a proxy statement of Replay Acquisition that also constitutes a prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. Beginning on February 12, 2021, the definitive proxy statement/prospectus is being mailed to Replay Acquisition’s shareholders as of January 28, 2021, seeking any required shareholder approval. Shareholders will also be able to obtain copies of such documents, without charge at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com.

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition and Finance of America, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the NYSE following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the final prospectus of Replay Acquisition for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Replay Acquisition’s other filings with the SEC. Each of Replay Acquisition, Finance of America and New Pubco cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each of Replay Acquisition, Finance of America and New Pubco cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America or New Pubco does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.